ASSET PURCHASE AGREEMENT


     This Asset Purchase Agreement ("Agreement") is entered into as of this 15th day of May 2002, between each of Mr. Roy Productions, a sole proprietor ("Seller"), and Legends of the Faith, Inc., a Nevada corporation ("Buyer"), to memorialize the terms and conditions under which Seller shall transfer to Buyer, and Buyer shall acquire from Seller, the assets and liabilities described below.

1. Assets and Liabilities Transferred. Seller hereby transfers to Buyer, and Buyer receives from Seller: (i) all of Seller's rolling stock, machinery, equipment, office equipment, computer hardware and software, tools, supplies, parts, furniture, fixtures, and all other assets of a similar character owned by Seller and used in Seller's business (a complete list of all such equipment is set forth on Schedule B hereto); (ii) all of Seller's inventory;( up to $7500: above or below will be balanced thru escrow by either party (iii) all of Seller's rights and obligations under existing contracts to which Seller is a party; and (iv) all other assets or properties of Seller relating to the business and in existence on the closing date, including telephone numbers and telephone directory listings and advertising, customer lists, sales and purchase records, office records, all drawings, franchises, licenses, permits, other rights granted by governmental agencies, trademarks, trade names, logos, copyrights, patents, goodwill, know-how, processes and supplies. Buyer assumes no liabilities of Seller. Buyer has no obligation whatsoever with respect to any employees of Seller, including any obligations pursuant to any benefit or retirement or other similar plan.

2. Representations and Warranties of Seller. Seller represents and warrants to Buyer the following: (i) Seller is validly organized, in good standing, and operates with all necessary authority; (ii) this Agreement is legally binding against Seller; (iii) the execution and performance of this Agreement will not violate Seller's organizational documents or any of Seller's agreements, including loans; (iv) there is no legal claim pending or threatened against Seller which might have an adverse effect on the assets, the business, or the transaction contemplated by this Agreement; (v) true and complete copies of all contracts, leases, agreements, licenses and permits relating to the operation of the business or the assets have been provided to Buyer by Seller; (vi) neither Seller nor any of Seller's affiliates are in default under any material agreement; (vii) the execution and performance of this Agreement will not constitute a default under any material agreement;
(viii) a true and complete list of all of Seller's employees, and their pertinent history with Seller, has been provided to Buyer; (ix) Seller lawfully possesses and will, at the Closing deliver to Buyer, good and marketable title to Seller's assets as described in this Agreement; (x) all of Seller's tangible assets are in good working order; equipment is being purchased in "as is" condition; (xi) Seller's assets and business operations are insured for adequate amounts under valid liability and casualty policies;
(xii) No real estate utilized in Seller's business is, to the best of Seller's knowledge, contaminated with any hazardous substances; (xiii) Seller is not in violation of any requirements of any environmental law with respect to the operation of Seller's business or assets; (xiv) Seller has timely filed all federal, state and local tax returns and has paid all applicable taxes and assessments which have become due and payable; (xv) Seller has provided Buyer with accurate financial statements which fairly and accurately represent Seller's business; (xvi) no statement,

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representation or warranty by Seller in this Agreement or in any document delivered in connection with this Agreement contains any untrue or misleading statement of material fact; (xvii) there is no information which would have a material adverse effect on Seller's assets or business which has not been disclosed to Buyer in writing; (xviii) Seller has not participated in any retirement plan for the benefit of any employees of Seller's business; and
(xix) Seller has held, and currently does hold, all necessary licenses and permits to conduct Seller's business. Each representation and warranty contained in this Section 2 shall remain in full force and effect from the date of the Closing and for one year thereafter.

3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller the following: (i) Buyer is validly organized, and in good standing;
(ii) this Agreement is legally binding against Buyer; (iii) the execution and performance of this Agreement will not violate Buyer's organizational documents; and (iv) there is no legal claim pending or threatened against Buyer which might have an adverse effect on this transaction.

4. Covenants of Seller. From the date hereof until the Closing, Seller will not (i) incur any obligations except in the ordinary course of business;
(ii) allow any additional liens on Seller's assets; (iii) sell any of Seller's assets, except sales of inventory in the ordinary course of business; (iv) amend, transfer or terminate any of the contracts to be assumed by Buyer; (v) grant salary or benefit increases to any employees; or (vi) enter into any transactions other than in the ordinary course of business. Moreover, from the date hereof until the Closing, Seller will: (i) conduct its business only in the usual course of business; (ii) maintain Seller's assets and business, including employee and customer relationships, business records and accounts;
(iii) pay all costs of operating Seller's business as they become due and all liabilities existing on the date of Closing. (iv) comply with all laws; (v) not breach any material contracts or cause any representation or warranty of Seller to be untrue; (vi) keep all insurance in effect; and (vii) allow Buyer or Buyer's representatives reasonable access to Seller's facilities, assets and records. In addition, beginning on the date of Closing and for a period of three years from the date thereof, Seller will not, directly or indirectly, within a 45 mile radius of the Business engage in any business similar to the type of business involved in this Agreement, or solicit business from any of Seller's customers. If a court of competent jurisdiction finds that any of these non-compete provisions are too broad to be enforced, the court may modify those provisions to the extent necessary to permit their enforcement. Buyer can use all legally available remedies to counter a breach of this non-compete covenant, including injunctive relief. In consideration of the non-compete covenant, Buyer will pay to Seller $1.00 at the Closing, which is included in Section 5 hereof.

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5.    Terms of Sale.  In exchange for Seller's assets, Buyer will pay the
Seller
     (i) $5,000 earnest money, to be held by Western Title Company of Carson City, NV (the "Escrow Agent"), to be applied to the purchase price at the Closing, otherwise to be returned to Buyer if the transaction contemplated by this Agreement fails to close due to no fault of Buyer; (ii) $45,000 cash paid at the Closing; (iii) a secured promissory note (which may be prepaid at any time without penalty) in the form attached hereto as Exhibit C payable to Seller in the amounts of (1) $50,000 within 90 days of the date of Closing (2) $35,000 within 180 days of the date of the Closing, (3) $40,000 within 250 days of the date of Closing, and (4) $75,000 within one year of the date of the Closing; and (iv) assumption of the $904 per month lease on the Tajima 4 head embroidery machine attached hereto
          as Exhibit D.   Should any payment of items #1-4 above be more than
          15 days late, a late charge of 1% will be added to the payment then due. Interest at the rate of 4.5% on the outstanding principal balance is included in the above payment schedule.

     (ii) The aggregate $250,000 purchase price is allocated as follows:

          Equipment              $  50,000
          Inventory              $  10,000
          Non-compete covenant   $       1
          Goodwill               $ 189,999


All recurring costs, such as utilities and property taxes, will be prorated to the date of Closing, with Seller paying for the date of Closing. Each party will bear its own costs in connection with this Agreement and the transactions contemplated hereby. Seller will be responsible for the payment of any and all taxes payable in connection with this Agreement and the transactions contemplated hereby.

6. Employment Agreement. Buyer and Howard Zink ("Employment") will enter into a Employment agreement, providing for transition-period of 90 days with a minimum of 40 hours per week at the rate of $1000.00 per week. Employee will perform management, training, and strategic consulting direction during the entire term of such Employment agreement. Employee will be paid $ 25.00 per hour if serving less than 40 hours per week.

7. The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will occur on or before May 31, 2002. Immediately prior to the Closing, Seller and Buyer will together conduct a physical inventory of the products inventory and each will initial duplicate copies of an inventory sheet listing the inventory being purchased and the purchase price for each item.

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At the Closing, Seller will perform all acts necessary to put Buyer in actual and complete possession and ownership of Seller's assets, free of all liens, including providing the following documents: Bill of Sale for the equipment, inventory, miscellaneous assets, assignment of patents, trademarks, trade names, copyrights, contracts, leases, all certificates of occupancy, licenses, tariffs, permits, authorizations, approvals and applications, required by law or issued by any government authority having jurisdiction over the assets; releases of all liens; consents of any third parties necessary to permit the sale; and consents of any third parties necessary to assign any contracts to Buyer.

At the Closing, Buyer will deliver payment of the purchase price for Seller's assets; evidence that all necessary authorizations have been obtained from Buyer's governing body, including a corporate resolution authorizing Buyer's purchase of Seller's assets.

8. Indemnification. Seller, Except as otherwise provided herein, will indemnify Buyer against all liabilities of Seller, including those related to hazardous substances and including those related to Seller's representations in this Agreement or in any document delivered in connection with this Agreement, including claims arising out of the operation of Seller's business or for products sold prior to the Closing. Buyer will indemnify Seller against all liabilities of Buyer related to Buyer's representations in this Agreement or in any document delivered in connection with this Agreement.

9. Bulk Sales Law Compliance and Announcements. Seller will furnish to Buyer a complete list of existing creditors, with the amounts due to each, and agrees to cooperate with Buyer in all matters related to notice to such creditors in accordance with the provisions of the Uniform Commercial Code. The parties will cooperate with each other in announcing this transaction. Seller will cooperate with Buyer in notifying key customers and vendors in person and through written correspondence.

10. Risk of Loss. All risk of loss to the assets will remain with Seller until the Closing. If a material loss of Seller's assets occurs prior to the Closing, Buyer has the right to terminate this Agreement.

11. Notice. Any notice required by either party to be given to the other will be in writing addressed to the other party at the following respective addresses, and deemed given when personally delivered or three days after it is mailed.

Legends of the Faith, Inc.
Attn: Mr. Gene Jackson
1045 Stephanie Way
Minden, NV 89423

Mr. Roy Productions/Howard Zink
800 Rolando Way
Carson City, NV 89701

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12.    Successors and Assigns.  This Agreement will be binding on the successors and assigns of the parties.

13. Construction. This Agreement will be governed by the laws of the State of Nevada. If any provision of this Agreement is ineffective, the other provisions are not affected.

14. Counterpart/Telefax Signatures. This Agreement may be executed in counterparts, and may be accepted by sending an executed copy of the signature page by telefax if the original is also mailed on the same date.

15. Entire Agreement/Amendment. This Agreement contains the entire agreement of the parties with respect to the subject matter and cannot be modified or amended unless in writing and signed by all the parties.

IN WITNESS WHEREOF, the parties hereto have each hereunder set their hands by their duly authorized representatives as of the date first written above.


LEGENDS OF THE FAITH, INC.         MR. ROY PRODUCTIONS


    /s/ Gene Jackson                     /s/ Howard Zink
By:__________________________      By:_____________________________
   Gene Jackson                       Howard Zink


Date:  May 15, 2002                Date:  May 15, 2002